Mail Stop 4561

July 16, 2007

Jill York
Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

      RE: **MB Financial, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 26, 2007
              Form 10-K/A for Fiscal Year Ended December 31, 2006 Filed March 2, 2007
              File No. 000-08076

Dear Ms. York,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you filed an amendment to your Form 10-K on March 2, 2007 to correct the amounts reported for current and deferred federal income tax expense for the year ended December 31, 2006. Please tell us how you considered whether you were required to provide the disclosures required by paragraph 26 of SFAS 154. Tell us how your auditors considered whether they were required to

dual date their financial statement audit report and to include a reference to the changes.

Allowance for Loan Losses, page 40

2. It appears that you have three elements of the allowance for loan losses – a specific allowance for individual loans, an allowance for large groups of smaller-balance loans, and a "general" allowance for all other loans which are included in your risk rating system. Please revise your disclosure to quantify each element of the allowance and explain briefly how your procedural discipline was applied in determining the "appropriate" amount, and not simply the "adequacy," of each specific element.

3. Please revise your disclosures throughout your document regarding the "adequacy" of the allowance to confirm, if true, the "appropriateness" of the allowance.

4. Please revise to disclose the basis for estimating the impact of macroeconomic factors and for imprecision in the loan loss models, whether through modifying loss factors or through a separate allowance element.

5. Please revise to explain the period-to-period changes in specific elements of the allowance as referred to above. Your explanations should discuss the reasons for the changes in asset quality and explain how those changes have affected the allowance and provision.

    Additional information is available in Section II.P of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

6. You disclose in footnote 1 to the table on page 42 that "In 2005, the methodology was refined to fully allocate all components of the loan loss reserve."   Please revise to address the following regarding your allocation of the allowance for loan losses:

    •   Revise this section to more clearly explain this refinement of your methodology. Disclose your previous methodology, as well as your current methodology in sufficient detail to allow the reader to understand the changes resulting from the refinement.

    •   Specifically disclose the triggers for the refinement to be executed. Identify the factors that led management to make the decision to initiate the change in methodology.

- Disclose how you determined that an amount assigned as unallocated was no longer needed.

- Clearly discuss how the unallocated amounts were "fully allocated" out to the identifiable components.

- Identify the categories of loans to which the unallocated amounts were allocated as a result of this refinement.

7. Please revise to more clearly describe how the allocation and overall amount of your allowance considered the recent significant growth in the aggregate loan portfolio, and in particular, the growth in the riskier loan categories of your portfolio, specifically the commercial and construction lending.

Consolidated Statements of Cash Flows, page 63

8. We note you reported an amount of cash inflows of approximately $385 million from the sale of loans held for sale in 2006, while the corresponding amount of cash outflows from the origination of these loans in the operating section was only $39 million. Please tell us where you presented the remaining cash outflows related to the origination of these sold loans on your Statement of Cash Flows. Tell us how you determined that your presentation complied with the guidance of paragraph 9 of SFAS 102.

Note 20. Derivative Financial Instruments, page 96

9. Please revise to clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology you use to test prospective and retrospectives hedge effectiveness and how you perform those tests. Additional information is available in Section II.M of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

10. For each SFAS 133 hedge relationship for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

- clearly explain the terms of the hedged item;

- clearly explain the terms of the derivative interest rate hedge; and

- tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

11. Please revise to disclose the component of the fair value hedges gain or loss, if any, excluded from the assessment of hedge effectiveness for the periods presented. Refer to paragraph 45 of SFAS 133.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief